Cambium Learning Group, Inc.
17855 North Dallas Parkway, Suite 400
Dallas, Texas 75287

July 19, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:   Cambium Learning Group, Inc.

Registration Statement on Form S-3 (File No. 333-174001)
Filed on May 6, 2011

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-174001) (the “Registration Statement”) filed by Cambium Learning Group, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “Commission”) on May 6, 2011.

The Company hereby respectfully requests that the effective date of the Registration Statement be accelerated so that the Registration Statement becomes effective at 4:00 p.m. (Eastern time) on July 19, 2011, or as soon thereafter as is practicable.

In connection with the filing of the Registration Statement, the Company hereby acknowledges the following:

•
Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

•
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        .

U.S. Securities and Exchange Commission
July 19, 2011

In addition, the Company hereby confirms to you that the Company is aware of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934, each as amended, with respect to the public offering of securities specified in the Registration Statement.

Should you have any questions or require anything further, please feel free to contact the undersigned at (214) 932-9590, or Steven E. Siesser, Esq., of Lowenstein Sandler PC, the Company’s outside legal counsel, at (212) 204-8688.

Very truly yours,

CAMBIUM LEARNING GROUP, INC.

/s/ Todd W. Buchardt

Todd W. Buchardt
Senior Vice President, General Counsel and Secretary

cc:	Steven E. Siesser, Esq. Lowenstein Sandler PC